UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **May 26, 2009**

(DATE OF EARLIEST EVENT REPORTED)   **May 26, 2009**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

(Address of principal executive office)

(866) 913-2122

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure.**

On May 27, 2009, May 28, 2009, June 3, 2009, and June 4, 2009 representatives of the Registrant will make presentations at or otherwise participate in investor meetings or conferences. The written presentation materials to be used at these meetings or conferences are furnished as Exhibit 99.1 to this Current Report.

The information under Item 7.01 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits.**

    (d)   **Exhibits:**

Exhibit No.	Description
99.1	*Boardwalk Pipeline Partners, LP Investor Presentation*


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

    By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

Dated: May 26, 2009



May 2009 Investor Presentation

Presented by:
Jamie L. Buskill
Senior Vice President & Chief Financial Officer





Forward-looking statements disclosure

NYSE:BWP

Statements made at this conference or in the materials distributed in conjunction with this conference that contain "forward-looking statements" include, but are not limited to, statements using the words "believe", "expect", "plan", "intend", "anticipate", "estimate", "project", "should" and similar expressions, as well as other statements concerning our future plans, objectives, and expected performance, including statements with respect to the completion, cost, timing and financial performance of expansion projects. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.

Forward-looking statements speak only as of the date they are made, and the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein or made at this conference to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important risk factors that could cause our actual results to differ from those expressed in the forward-looking statements contained in this presentation or discussed at this conference are discussed in detail in our Annual Report on Form 10-K for the year ended December 31, 2008 and other filings made by us with the Securities and Exchange Commission, copies of which may be accessed from our website at www.bwpmlp.com or from the SEC's website at www.sec.gov. Given the risk factors discussed in these documents, investors and analysts should not place undue reliance on forward-looking statements.

Non-GAAP Financial Measures

EBITDA is used as a supplemental financial measure by Boardwalk's management and by external users of Boardwalk's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess Boardwalk's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company. The tables on pages 25 and 26 present a reconciliation of Boardwalk's EBITDA to net income, the most directly comparable GAAP financial measure, for each of the periods presented.

Investment Highlights

- Pipelines access prolific unconventional supply reserves and conventional producing basins and deliver to diversified markets

- Expanded footprint provides opportunities for future growth projects

- Strong stable cash flow backed by long-term firm contracts with high quality customers

- Well-capitalized and committed financial sponsor



Boardwalk's System



- Gulf Crossing Pipeline
- Gulf South Pipeline
- Texas Gas Transmission
- Boardwalk Storage Fields
- Henry Hub

Boardwalk Overview

Complementary Interstate Pipelines

- Gulf Crossing Pipeline, Gulf South Pipeline, Texas Gas Transmission
- ~14,200 miles of operational pipeline
- 72 compressor stations

11 Underground Storage Facilities

- ~ 160 Bcf working gas capacity expanding by an additional 3 Bcf with the completion of Phase III of the Western Kentucky Storage Expansion Project

Major Expansions Transporting Natural Gas

- East Texas to Mississippi Expansion
- Southeast Expansion
- Gulf Crossing Pipeline
- Fayetteville & Greenville Laterals

Since the Beginning of 2007, Boardwalk Has Placed In-Service:

- ~710 miles of 42″ pipeline
- ~260 miles of 36″ pipeline
- 12 compressor stations

  

Access to Diversified Supply Sources


Canadian Imports
&
Rockies Gas
MIDLAND
Midcontinent
Unconventional Shale
Production
FAYETTEVILLE SHALE
CANEY / WOODFORD SHALE
KOSCIUSKO
PERRYVILLE
TRANSCO
STATION
85
BARNETT SHALE
BOSSIER
SANDS
HAYNESVILLE
SHALE
LNG
LNG
LNG
LNG
LNG
Conventional
Production

Access to Diversified Supply Sources

- Access to unconventional supply sources with significant reserves

- Access to conventional supply sources throughout Gulf Coast and Offshore Gulf of Mexico regions

- Direct and/or indirect access to Gulf Coast LNG terminals

Barnett, Caney Woodford, Fayetteville and Haynesville Shales



Average Annual 2008 Production
~5.3 Bcf/d or ~ 2 Tcf per year

Source: Boardwalk internal analysis of producers' publicly available information

Total technically recoverable reserves for these plays has been estimated at approximately 350 Tcf

Source: Compilation of independent producer estimates per the July 2008 American Clean Skies Foundation Report prepared by Navigant Consulting

Delivery to Diversified Markets

PIPELINE INTERCONNECTS



Midwestern
ANR
MRT
Columbia Gulf
Trunkline
NGPL

Texas Eastern
Transco
Tennessee
Dominion
Columbia Gas

SONAT

Destin
FGT
Gulfstream
SESH

Delivery to Diversified Markets



LOCAL DISTRIBUTION COMPANIES

Over 300 LDC delivery locations

Including locations for:
- Atmos Energy Corp.
- CenterPoint Energy Resources
- Louisville Gas and Electric Co.
- Memphis Light Gas & Water
- Vectren Corporation

Delivery to Diversified Markets



POWER PLANTS

Delivers to over 30 Power Plants

Including plants owned by:
- American Electric Power (AEP)
- Entergy Corporation
- Kentucky Utilities
- Southern Companies
- Tennessee Valley Authority (TVA)

Delivery to Diversified Markets



INDUSTRIALS

Delivers to ~140 Industrial Delivery Locations

Including locations for the following companies:
- Air Products & Chemicals Inc.
- Occidental Chemical Corporation
- PPG Industries
- Shell Chemical
- Valero Energy Corp

MAJOR INDUSTRIAL CORRIDORS

East Side

Lake Charles

Baton Rouge New Orleans

Diversified Customer Base

2008 Revenues by Delivery Type


Other
10 %
Industrial
End-Users
5 %
Power Plants
6 %
Storage
9 %
Local
Distribution
Companies
(LDCs)
27 %
Pipeline
Interconnects
43 %

2008 Revenues by Customer Type


Pipelines,
Industrial &
Other
8 %
Power
Generators
6 %
Producers
16 %
Local
Distribution
Companies
(LDCs)
21 %
Marketers*
49 %

*Includes marketers sponsored by LDCs and, to a lesser extent, producers as well as independent marketers.

Stable Revenues

- Business model of interstate pipelines is relatively stable
  - Majority of revenues are under firm contracts
  - Capacity reservation charges are received monthly regardless of utilization
- Boardwalk expansions increase this stability

Distribution of 2008 Revenue



Interruptible Service Charges* 12%

Utilization Charges of Firm Contracts 22%

Firm Capacity Reservation Charges 66%

*Interruptible service charges includes interruptible transportation, interruptible storage, parking and lending, and other services.



Expansion Update





Expansion Project Update

- All pipeline expansions were placed in service and transporting natural gas as of the first quarter 2009

- Completed the Little Red River drill and have pulled the 36″ pipe under the river; we are now working to tie in the new 36″ pipe with the existing Fayetteville system

- Assessing and remediating start-up issues associated with obtaining PHMSA special permits

- In the process of adding compression to expand the capacity on Gulf Crossing, Fayetteville Lateral, and Greenville Lateral with a 2010 anticipated completion date; the Gulf Crossing compression remains subject to FERC approval

Pipe Anomaly Update

- Boardwalk was in the process of seeking authority from PHMSA to operate new expansion pipelines at higher operating pressures under special permits

- As a result of the permitting process, anomalies (slight expansions of the pipe) were discovered in certain pipe segments; the anomalies identified to date represent less than 1% of the total joints tested

- As a result of the anomalies operating pressures have been reduced on expansion pipelines, lowering transportation revenues; in 2009 we expect to temporarily shut down each expansion pipeline for remediation, further reducing revenues

- Tested significant portion of expansion pipeline joints -- continuing to test remaining segments

- Boardwalk and PHMSA have signed special permit modification agreement outlining steps to be taken, including:
    - Replacing joints of pipe with anomalies over 0.25 inch for 42″ pipe
    - Continuing to test expansion pipelines
    - Establishing longer term monitoring and assessment plans

- Boardwalk will continue to operate at reduced pressures until pipe anomalies are remediated, additional testing is completed and permission is obtained from PHMSA to increase operating pressures, which could have a material adverse affect on Boardwalk. PHMSA retains discretion as to whether to grant, or to maintain in force, authority to operate a pipeline at higher operating pressures. Please refer to Boardwalk's Form 10-K and 10-Q reports for a more detailed discussion of this matter and the risks posed to Boardwalk.

Expansion Project Cost Update

Since we are still testing portions of our systems for anomalies, the full cost to remediate the pipe anomalies is unknown. However, we currently anticipate that our estimated capital expenditures for the expansion projects established a year ago will be adequate to cover any additional costs associated with remediating the pipe anomalies.

($ in millions)	Estimated Total Cost [1]		Cash Invested through March 31, 2009	
Southeast Expansion	$	775	$	735
Gulf Crossing Project	$	1,800	$	1,519
Fayetteville & Greenville Laterals	$	1,290	$	803
Total[2]	$	3,865	$	3,057

(1) Our cost estimates are based on internally developed financial models and timelines. Factors in the estimates include, but are not limited to, those related to pipeline costs based on mileage, size and type of pipe, materials and construction and engineering costs.

(2) Total does not include the East Texas Pipeline which was placed in service in 2008 at an estimated cost of $960 million. However, cost to remediate anomalies on East Texas Pipeline are included in Estimated Total Cost.

Western Kentucky Storage Expansion Phase III

- Sold out the remaining 3.3 Bcf of capacity on a firm basis at market based rates; 8.4 Bcf total expansion capacity

- Remaining capacity expected to be placed in service in November 2009—5.4 Bcf was placed in service in November 2008

- Total expected cost of $88 million





Haynesville Expansion

- Signed agreements for 0.4 Bcf per day in the first quarter 2009
- Project will consist of adding compression facilities to the Gulf South system, subject to FERC approval
- Estimated cost up to $200 million
- Expected in service date of late 2010
- Weighted-average contract life in excess of 11 years



Gulf Crossing Pipeline
Gulf South Pipeline
Texas Gas Transmission
Gulf South Storage Field



Financial Overview





Recent Financial Performance

Financial Performance Comparison





1Q09 Key Drivers

- Higher transportation revenues associated with expansion projects

- Revenues were $12MM lower than anticipated due to operating expansion pipelines at reduced pressures following discovery of anomalies in certain joints of pipe

- Increased storage revenues from Phase III of the Western Kentucky Storage Expansion

- Higher parking and lending revenues due to favorable natural gas price spreads

- 2008 was favorably impacted by $14MM of gains related to a contract settlement and derivatives associated with the purchase of natural gas for the expansion projects

Capitalization as of March 31, 2009

- On May 1, 2009, BWP entered into a $200 million subordinated loan agreement with Loews. $100 million has been drawn to date.

CAPITALIZATION

DEBT		($ in millions)
Boardwalk Pipelines (BBB-/Baa2)		
5.88% Notes Due 2016	$	250.0
5.50% Notes Due 2017		300.0
5.20% Notes Due 2018		185.0
Gulf South (BBB/Baa1)		
5.75% Notes Due 2012		225.0
5.05% Notes Due 2015		275.0
6.30% Notes Due 2017		275.0
Texas Gas (BBB/Baa1)		
5.50% Notes Due 2013		250.0
4.60% Notes Due 2015		250.0
7.25% Notes Due 2027		100.0
Revolving Credit Facility		953.5
Total Debt Principal/Excluding Unamortized Debt Discount	$	3,063.5
PARTNERS' CAPITAL		3,214.4
TOTAL BOOK CAPITALIZATION/EXCLUDING UNAMORTIZED DEBT DISCOUNT	$	6,277.9
CASH	$	114.6

Corporate Structure



Loews Corporation Subsidiary

Public Unitholders

72% L.P. interest*
2% G.P. interest

26% L.P. interest

Boardwalk Pipeline Partners, LP
NYSE: BWP

100%

Boardwalk Pipelines, LP

100%   100%   100%

Gulf Crossing Pipeline LLC (Gulf Crossing)

Gulf South Pipeline Company, LP (Gulf South)

Texas Gas Transmission, LLC (Texas Gas)

Partners' Capital	Unit Type
154.9 million units	Common Units
22.9 million units	Class B Units

*Pro Forma conversion of Class B Units and excludes incentive distribution rights

23

Distribution Growth



Quarterly Distributions Per Unit[a]
Boardwalk Pipeline Partners, LP (NYSE: BWP)

(a) Represents cash distributions related to the quarter and declared and paid to unitholders within 60 days after quarter end.
(b) For the period from November 15, 2005, through December 31, 2005, reflecting a quarterly distribution rate of $0.35 per unit.

Quarterly EBITDA Reconciliation

Non-GAAP Financial Measures

EBITDA is used as a supplemental financial measure by Boardwalk's management and by external users of Boardwalk's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess Boardwalk's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company. The following table presents a reconciliation of Boardwalk's EBITDA to net income, the most directly comparable GAAP financial measure, for each of the periods presented below.

($ in millions)	For the Three Months Ended March 31,	
	2009	2008
Net Income	**$ 52.0**	$ 88.1
Income taxes	**0.3**	0.3
Depreciation and amortization	**46.4**	27.4
Interest expense	**26.6**	19.0
Interest income	**(0.1)**	(1.0)
EBITDA	**$ 125.2**	$ 133.8

Annual EBITDA Reconciliation

Non-GAAP Financial Measures

EBITDA is used as a supplemental financial measure by Boardwalk's management and by external users of Boardwalk's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess Boardwalk's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company. The following table presents a reconciliation of Boardwalk's EBITDA to net income, the most directly comparable GAAP financial measure, for each of the periods presented below.

($ in millions)   For the Year Ended December 31,

	2008	2007	2006	2005
Net Income	$ **294.0**	$ 227.7	$ 197.6	$ 100.9
Income taxes and charge-in-lieu of income taxes	**1.0**	0.8	0.2	49.5
Elimination of cumulative deferred taxes	**-**	-	-	10.1
Depreciation and amortization	**124.8**	81.8	75.8	72.1
Interest expense	**57.7**	61.0	62.1	60.1
Interest income	**(2.9)**	(21.5)	(4.2)	(1.5)
Interest income from affiliates, net	**-**	-	-	(2.2)
EBITDA	$ **474.6**	$ 349.8	$ 331.5	$ 289.0



May 2009 Investor Presentation

Presented by:
Jamie L. Buskill
Senior Vice President & Chief Financial Officer



